Exhibit 99.10

PRESS RELEASE

Renewables: TotalEnergies and European Energy Expand their
Collaboration to Offshore Wind

Paris/Copenhagen, January 23, 2024 – As part of its integrated development in electricity, TotalEnergies has signed a new agreement with European Energy to develop offshore wind projects in three Nordic countries: Denmark, Finland and Sweden.

405 MW of offshore wind power under development in Denmark

▪	The agreement entails the acquisition by TotalEnergies of a 85% equity stake in the Jammerland Bugt offshore wind project (240 MW) and a 72.2% equity stake in the Lillebaelt South nearshore wind project (165 MW). Both projects are located in Denmark.

▪	Both sites are included in the nine open-door projects that were confirmed by the Danish Energy Agency in December 2023 and have obtained exclusivity and grid connection permits. The final construction permits are expected in mid-2024, and start up by 2030.

▪	The electricity generated by these sites will be sold directly on the electricity wholesale market or through Corporate Power Purchase Agreements (CPPAs), enabling them to reduce their carbon footprint.

Joint development for large scale offshore wind projects in Sweden, Finland, and Denmark

▪	The partners also intend to develop and operate new large scale offshore wind projects in Sweden and Finland through a joint-venture, and to bid for the upcoming offshore wind tenders in Denmark.

These deals aim to leverage both parties’ strengths: TotalEnergies will contribute its experience in large-scale projects and its ability to market the offtake in merchant markets. European Energy has a proven track record in developing greenfield projects and engaging successfully with stakeholders in these countries.

This agreement for offshore wind projects follows a previous agreement between TotalEnergies and European Energy in September 2023 to jointly develop, build and operate onshore renewable projects in multiple geographies.

“We are delighted to expand our collaboration with European Energy. These new offshore wind projects in Denmark are aligned with our strategy of developing renewable projects in merchant countries at competitive cost. This partnership will allow TotalEnergies to take advantage of European Energy's longstanding presence in northern Europe to expand its business there,” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies.

“This partnership with TotalEnergies will accelerate the renewable energy transition in Northern Europe. Our combined expertise in developing greenfield projects and TotalEnergies' experience in large-scale operations will enable us to deliver state-of-the-art offshore wind facilities. We are excited to contribute our deep knowledge of the Nordic energy market to this venture, ensuring the successful realization of these ambitious projects. This collaboration not only strengthens our position in the renewable energy sector but also underscores our commitment to sustainable development and energy independence in Europe,” said Knud Erik Andersen, Group CEO at European Energy.

This agreement is subject to the applicable regulatory approvals being obtained from the relevant authorities.

***

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 16 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), and Germany (N-12.1 and 0-2.2).

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About European Energy

European Energy was founded in 2004 in Copenhagen. The company develops and constructs renewable energy projects across the world. European Energy owns more than 1.4 GW of renewable energy projects and has more than 60 GW of renewable energy projects in its pipeline in 28 countries. European Energy is developing a portfolio of offshore wind projects primarily in the Nordics.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

European Energy Contacts

Media Relations: +45 3126 9376 | miol@europeanenergy.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).